Exhibit 99.19

PRESS RELEASE
SOURCE: Acasti Pharma Inc.
Acasti Pharma Reports First Quarter Results
And Appoints Investor Relation Firm

Laval, Québec, CANADA – August 16, 2011 – Acasti Pharma (“Acasti”) (TSX.V.APO), a Neptune Technologies & Bioressources Inc’s (“Neptune”) subsidiary, today report its financial results for the three-month period ended May 31, 2011 and the appointment of The Howard Group as its investor relation firm.

▪
During the three month period ended May 31, 2011, Acasti generated revenues of $83,000 from research contract conducted for Neptune.  Acasti did not generate any revenue during the three-month period ended May 31, 2010.

▪	Research and development expenses for the three-month period ended May 31, 2011 amounted to $461,000 compared to $247,000 for the corresponding period ended May 31, 2010.

▪	EBITDA for the three-month period ended May 31, 2011 resulted in a negative $695,000, compared to a negative $350,000 obtained during the corresponding period ended May 31, 2010.

▪	Net loss amounted to $1,023,000, or $0.02 per share for the fiscal three-month period ended May 31, 2011, compared to $542,000, or $0.01 per share, for the corresponding period ended May 31, 2010.

“As forecasted, Acasti continued to invest in research and development, mostly for the development of CaPre™, Acasti’s prescription drug, during this first quarter.  The recent approval from Health Canada to enter into a phase II clinical trial, lead us to invest in additional fundamental and strategic research and development in the future”, stated Xavier Harland, Chief Financial Officer.  “The ongoing Rights Offering, generated a significant amount of interest yet and should provide sufficient financing to pursue the clinical development of Acasti’s prescription drug, CaPre™, through an Investigational New Drug application (IND) with the US Food and Drug Administration (FDA)”, he added.

“This quarter and recent achievements, named the listing of Acasti shares on the TSX-Venture, the Clinical Trial Application (CTA) approval, the rights offering initiation and the nomination of a new member to Acasti management team, contribute not only to build Acasti’s fundamental value but also to reach additional value creation milestones in the near future” stated Tina Sampalis.

Acasti Pharma appoints The Howard Group (“HG”) as Investor Relation (“IR”) Firm for Canada

Acasti has entered into an IR agreement with HG to develop and implement a capital markets program for Canada (the “Agreement”).  The Agreement and the options granted are subject to the board of directors and TSX-Venture approvals.  Traditional and new online initiatives will be directed at the investment community and investing public to increase the following and participation of the market in Acasti.

Since 1988, HG has provided comprehensive investor and capital markets programs, business development solutions, strategic planning and financing services to public companies.

The term of the IR Agreement is for a period of 12 months. In addition to a fee of $4,000 per month, HG has been granted options to purchase an aggregate total of 100,000 common shares of Acasti at a price of $1.80 per share.  The options will vest in equal amounts at the rate of 16.67% per quarter and have a three-year term expiring on August 10, 2014.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc. (NASDAQ.NEPT - TSX.V.NTB)
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1 450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Bob Beaty
(888) 221-0915
bob@howardgroupinc.com
www.howardgroupinc.com

# # #
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.